Exhibit 99.1

Daqo New Energy Announces Strategic Plan to Extend Access to China’s Capital Markets

Shihezi, China—June 5, 2020—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced a strategic plan to extend its access to China’s capital markets to further strengthen the Company’s leading position in the industry and support its continuous growth over the long run.

Daqo New Energy is considering the opportunity to list, within the next two years, shares of its principal operating subsidiary Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”) on the Shanghai Stock Exchange’s Sci-Tech innovation board (the “STAR Market”), an exchange intended to support innovative companies in China.

In order to qualify for a STAR Market listing, Xinjiang Daqo is required by local securities regulations to have multiple shareholders. As a first step, Daqo New Energy entered into an agreement on June 5, 2020 to sell 4.4% of Xinjiang Daqo’s shares to the following four individual investors: Mr. Guangfu Xu (the Chairman of the board of directors of Daqo New Energy), Mr. Xiang Xu (a director of Daqo New Energy), Mr. Dafeng Shi (a director of Daqo New Energy) and Mr. Longgen Zhang (the CEO and a director of Daqo New Energy). The four individuals will pay an aggregate of RMB199.05 million (approximately US$28.0 million at current exchange rates) to Daqo New Energy at a pre-money valuation of Xinjiang Daqo’s equity value at RMB4.52 billion (approximately US$637.0 million) according to a valuation report issued by an independent third-party firm. Daqo New Energy also has a wholly-owned subsidiary, Chongqing Daqo, with approximately US$84.1 million of net assets as of 30 April, 2020.

The total proceeds of RMB199.05 million (approximately US$28.0 million) from the investment are due by the end of June 2020, and will be used to fund Xinjiang Daqo’s committed registered capital shortfall, which is also a requirement for listing on the STAR Market.

Daqo New Energy’s Chief Executive Officer Mr. Longgen Zhang commented, “Our plan to list Xinjiang Daqo on the STAR Market should enable us to access a new source of growth capital in China’s domestic financial markets, solidify our leading position in the polysilicon industry, and most importantly, amplify our advantages in terms of cost structure and quality and accelerate our growth to better serve the fast growing solar PV market. At the same time, we are committed to maintaining Daqo New Energy’s ADR listing on the New York Stock Exchange. We believe listing on both stock exchanges will raise our profile with investors both at home and abroad and provide us with a greater variety of opportunities in the future.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements in this announcement include, among other things, the quotations from management in this announcement, Daqo New Energy’s strategic and operational plans, the proposed listing of Xinjiang Daqo shares on the STAR Market and its timing (including the share transfer and the funding of Xinjiang Daqo’s registered capital in furtherance of such listing and their respective timing). The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to successfully complete the proposed STAR Market listing of ACM Shanghai shares; the impact of the proposed STAR Market listing on the Company’s business and results of operations, and perceptions of the listing by the Company’s customers and other business partners and investors; the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com